Exhibit (a)(5)(xxi)

Bhpbilliton

Resourcing the future

BHP Billiton has kept its promises at over 100 operations in 25 countries, including Canada.

We have outlined our commitment to Saskatchewan in terms of jobs and community spending and, if our offer for PotashCorp is successful, we will relocate their potash management roles from Chicago to our global potash head office in Saskatoon.

We have also made an unprecedented offer to forego tax benefits, which are offered to all investors and to which we are entitled. This will ensure that the province’s revenue is not negatively impacted by the transaction.

We are monitored by governments and communities around the world, and we look forward to this being the case in Saskatchewan too. Our promises will be monitored and enforced – and we are prepared to agree to enhancements in the way this is done.

Promises made are promises kept – openly and transparently.

Sincerely,

Andrew J. Mackenzie

Andrew J. Mackenzie

Chief Executive, Non Ferrous

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